ASX ANNOUNCEMENT

(ASX: NVX)

EXHIBIT 99.1

Correction to the 2024 Notice of Annual General Meeting

BRISBANE, Australia, March 11, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX”) released to the ASX on 7 March 2024 its 2024 Notice of Annual General Meeting ("Notice of Meeting").

NVX advises that an error has been made at Page 20 of the Notice of Meeting under the heading FY24 Performance Rights. The words "for the period from 1 January 2023 to 29 December 2023" should read as "over the 30 trading days beginning on 20 November 2023 and ending on 29 December 2023".

A copy of the corrected Notice of Meeting is attached to this announcement and is available on NOVONIX's website at: https://ir.novonixgroup.com/events/event-details/2024-annual-general-meeting

No other change has been made to the Notice of Meeting.

This announcement has been authorised for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Valerie Malone, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA